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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------
                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)
                               (AMENDMENT NO. 3)*


                               CAPITAL TRUST, INC.
                               ------------------
                                (NAME OF ISSUER)

         CLASS A COMMON STOCK,
       PAR VALUE $0.01 PER SHARE                          14052H100
   ------------------------------                       -------------
   (TITLE OF CLASS OF SECURITIES)                       (CUSIP NUMBER)

                                  JULY 28, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                    (Page 1)

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

------------------------- -------------------------------         ---------------------------------------------------
CUSIP No.                 14052H100                        13G                          Page 2
------------------------- -------------------------------         ---------------------------------------------------
--------------------- -----------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS:         GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                      I.R.S. IDENTIFICATION NO. OF ABOVE
                      PERSONS (ENTITIES ONLY):
--------------------- -----------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (A) [_]
                                                                                                     (B) [X]
--------------------- -----------------------------------------------------------------------------------------------
         3            SEC USE ONLY

--------------------- -----------------------------------------------------------------------------------------------
         4            CITIZENSHIP OR PLACE OF             DELAWARE
                      ORGANIZATION:

------------------------- ---- --------------------------------------------------------------------------------------
       NUMBER OF           5   SOLE VOTING POWER:                 712,237   (1)
         SHARES
                          ---- --------------------------------------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER:               0
        OWNED BY
                          ---- --------------------------------------------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER:            712,237   (1)
        REPORTING
                          ---- --------------------------------------------------------------------------------------
      PERSON WITH          8   SHARED DISPOSITIVE POWER:          0

--------------------- -----------------------------------------------------------------------------------------------
         9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY      712,237   (1)
                      EACH REPORTING PERSON:

--------------------- ----------------------------------------------------------------------- -----------------------
         10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:            [_]

--------------------- ----------------------------------------------------------------------- -----------------------
         11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       5.7% (1) (2)
--------------------- ----------------------------------- -----------------------------------------------------------
         12           TYPE OF REPORTING PERSON:           IA

--------------------- -----------------------------------------------------------------------------------------------

(1) Consists of 712,237 shares of Class A Common Stock, par value $0.01 per share ("Common Stock") acquired upon conversion of securities previously beneficially held by the reporting persons, as more fully described in Item 4.

(2) Based upon 12,544,161 shares outstanding as of August 5, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June
30, 2004 filed with the Securities and Exchange Commission on August 16, 2004.


                                       2

------------------------- -------------------------------         ---------------------------------------------------
CUSIP No.                 14052H100                        13G                          Page 3
------------------------- -------------------------------         ---------------------------------------------------

--------------------- -----------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS:         GMAM INVESTMENT FUNDS TRUST

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      (ENTITIES ONLY):
--------------------- -----------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (A) [_]
                                                                                                     (B) [X]
--------------------- -----------------------------------------------------------------------------------------------
         3            SEC USE ONLY

--------------------- -----------------------------------------------------------------------------------------------
         4            CITIZENSHIP OR PLACE OF             NEW YORK
                      ORGANIZATION:

------------------------- ---- --------------------------------------------------------------------------------------
       NUMBER OF           5   SOLE VOTING POWER:                 0
         SHARES
                          ---- --------------------------------------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER:               0
        OWNED BY
                          ---- --------------------------------------------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER:            0
        REPORTING
                          ---- --------------------------------------------------------------------------------------
      PERSON WITH          8   SHARED DISPOSITIVE POWER:          0

--------------------- -----------------------------------------------------------------------------------------------
         9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY      49,856   (1)
                      EACH REPORTING PERSON:

--------------------- -----------------------------------------------------------------------------------------------
         10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:            [_]

--------------------- -----------------------------------------------------------------------------------------------
         11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       0.4% (1) (2)
--------------------- ----------------------------------- -----------------------------------------------------------
         12           TYPE OF REPORTING PERSON:           EP

--------------------- ----------------------------------- -----------------------------------------------------------
(1) Consists of 49,856 shares of Common Stock which GMAM Investment Funds Trust acquired upon conversion of securities previously held by it, as more fully described in Item 4.

(2) Based upon 12,544,161 shares outstanding as of August 5, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June
30, 2004 filed with the Securities and Exchange Commission on August 16, 2004.


                                       3

------------------------- -------------------------------         ---------------------------------------------------
CUSIP No.                 14052H100                        13G                          Page 4
------------------------- -------------------------------         ---------------------------------------------------

--------------------- -----------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS:         GMAM GROUP PENSION TRUST II

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      (ENTITIES ONLY):
--------------------- -----------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (A) [_]
                                                                                                     (B) [X]
--------------------- -----------------------------------------------------------------------------------------------
         3            SEC USE ONLY

--------------------- -----------------------------------------------------------------------------------------------
         4            CITIZENSHIP OR PLACE OF             NEW YORK
                      ORGANIZATION:

------------------------- ---- --------------------------------------------------------------------------------------
       NUMBER OF           5   SOLE VOTING POWER:                 0
         SHARES
                          ---- --------------------------------------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER:               0
        OWNED BY
                          ---- --------------------------------------------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER:            0
        REPORTING
                          ---- --------------------------------------------------------------------------------------
      PERSON WITH          8   SHARED DISPOSITIVE POWER:          0

--------------------- -----------------------------------------------------------------------------------------------
         9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY      662,381   (1)
                             EACH REPORTING PERSON:

--------------------- -----------------------------------------------------------------------------------------------
         10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:            [_]

--------------------- -----------------------------------------------------------------------------------------------
         11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       5.3% (1) (2)
--------------------- ----------------------------------- -----------------------------------------------------------
         12           TYPE OF REPORTING PERSON:           EP

--------------------- ----------------------------------- -----------------------------------------------------------

(1) Consists of 662,381 shares of Common Stock which GMAM Group Pension Trust II acquired upon conversion of securities previously held by it, as more fully described in Item 4.

(2) Based upon 12,544,161 shares outstanding as of August 5, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the Securities and Exchange Commission on August 16, 2004.

                                  SCHEDULE 13G

Explanatory Note: This Amendment No. 3 is being filed to reflect a material decrease in the percentage of securities of the Issuer beneficially owned by the Reporting Persons.

ITEM 1

(a)    NAME OF ISSUER:

       CAPITAL TRUST, INC., a Maryland corporation.

(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       410 Park Avenue, 14th Floor
       New York, NY 10022

ITEM 2

(a)    NAME OF PERSON FILING:

       (1) General Motors Trust Bank, National Association, as Trustee for GMAM Investment Funds Trust (the "GMAM Investment Funds Trust")

       (2) JPMorgan Chase Bank, as Trustee for GMAM Group Pension Trust II (the "GMAM Group Pension Trust II")

       (3) General Motors Investment Management Corporation ("GMIMCo")

The GMAM Investment Funds Trust, the GMAM Group Pension Trust II and GMIMCo are referred to herein collectively as the "Reporting Persons." A joint filing agreement of the Reporting Persons is attached hereto as Exhibit I.

(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       (1)    The GMAM Investment Funds Trust:      c/o General Motors Trust
                                                    Bank, National Association
                                                    767 Fifth Avenue
                                                    New York, New York 10153

       (2)    The GMAM Group Pension Trust II:      c/o JPMorgan Chase Bank
                                                    3 Chase MetroTech Center
                                                    5th Floor
                                                    Brooklyn, New York 11245

       (3)    GMIMCo:                               767 Fifth Avenue
                                                    New York, New York 10153


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
(c)    CITIZENSHIP:

       (1)    The GMAM Investment Funds Trust:      New York

       (2)    The GMAM Group Pension Trust II:      New York

       (3)    GMIMCo:                               Delaware

(d)    TITLE OF CLASS OF SECURITIES:

       Class A Common Stock, par value $0.01 per share

(e)    CUSIP NUMBER: 14052H100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (1) The GMAM Investment Funds Trust - (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (2) The GMAM Group Pension Trust II - (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (3) GMIMCo - (e) [x] an investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).

ITEM 4    OWNERSHIP.

(a)  Amount Beneficially Owned:

     (1)  The GMAM Investment Funds Trust:      49,856 shares{1}

     (2)  The GMAM Group Pension Trust II:      662,381 shares{1}

     (3)  GMIMCo:                               712,237 shares{1}

(b) Percent of Class (based upon 12,544,161 shares outstanding as of August 5, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the Securities and Exchange Commission on August 16, 2004):

     (1)  The GMAM Investment Funds Trust:          0.4%

     (2)  The GMAM Group Pension Trust II:          5.3%

     (3)  GMIMCo:                                   5.7%

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote {2}

          (1)  The GMAM Investment Funds Trust:        0

          (2)  The GMAM Group Pension Trust II:        0

          (3)  GMIMCo:                                 712,237

     (ii) Shared power to vote or to direct the vote   -0-

     (iii) Sole power to dispose or to direct the disposition of {2}

          (1)  The GMAM Investment Funds Trust:         0

          (2)  The GMAM Group Pension Trust II:         0

          (3)  GMIMCo:                                  712,237

     (iv) Shared power to dispose or to direct the disposition of -0-

{1} Each of the GMAM Investment Funds Trust and the GMAM Group Pension Trust II is a pension trust formed pursuant to the laws of the of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct JPMorgan Chase Bank, as Trustee for the GMAM Group Pension Trust II, and General Motors Trust Bank, National Association, as Trustee for the GMAM Investment Funds Trust (together, the "Trustees"), as to the voting and disposition of these shares. Because of the Trustees' limited role, beneficial ownership of the shares by the Trustees is disclaimed.

{2} Each of the GMAM Investment Funds Trust and the GMAM Group Pension Trust II invests in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Common Stock and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by the GMAM Investment Funds Trust or the GMAM Group Pension Trust II are made by the Trustees or unrelated investment managers who, in so acting, act independently of the Reporting Persons (although the appointment of the Trustees and the investment managers is subject to the authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional Securities which might be held by the GMAM Investment Funds Trust or the GMAM Group Pension Trust II. No information regarding any such holdings by the GMAM Investment Funds Trust or the GMAM Group Pension Trust II is contained in this Statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10   CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 4, 2004



                               General Motors Trust Bank, National Association, as Trustee for GMAM INVESTMENT FUNDS TRUST
                               (as directed by General Motors Investment
                               Management Corporation)


                               By:  /s/ Thomas E. Dobrowski
                                  ---------------------------------------------
                                  Name:   Thomas E. Dobrowski
                                  Title:  Managing Director, Real Estate and
                                          Alternative Investments


                               JPMorgan Chase Bank, as Trustee for
                               GMAM GROUP PENSION TRUST II (as directed by
                               General Motors Investment Management Corporation)


                               By:  /s/ John F. Weeda
                                  ----------------------------------------------
                                    Name:   John F. Weeda
                                    Title:  Vice President


                               GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                               By:  /s/ Thomas E. Dobrowski
                                  ----------------------------------------------
                                  Name:   Thomas E. Dobrowski
                                  Title:  Managing Director, Real Estate and
                                          Alternative Investments




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